Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

April 27, 2006

One-time charge for machine shutdown affects Q1 results

Vancouver, BC – Costs related to permanently shutting an idled paper machine contributed to a Catalyst Paper net loss of $23.6 million ($0.11 per common share) on sales of $456.3 million in the first quarter of 2006. The net loss, before unusual items, was $11.7 million ($0.05 per common share).

The company’s results were also affected by the strength of the Canadian dollar, which set a new 14-year high against the US dollar in the first quarter.

The first-quarter results compare with a net loss of $21.8 million ($0.10 per common share) on sales of $462.7 million in the first quarter of 2005, and a net loss of $8.0 million ($0.04 per common share) on sales of $471.9 million in the fourth quarter of 2005.

Earnings before interest, taxes, depreciation and amortization (EBITDA) in the first quarter were $47.3 million. This compares to EBITDA of $33.6 million in the first quarter of 2005, and $48.3 million in the fourth quarter of 2005.

Efficiency gains captured through the company’s annual performance improvement program in the first quarter contributed $13 million toward the $70-million target for 2006. The program focuses on margin improvements through energy efficiency, higher productivity and grade optimization.

The company’s decision to permanently close Port Alberni Division’s No. 3 paper machine resulted in a one-time, non-cash impairment charge of $17.6 million and the permanent removal of 140,000 tonnes of previously idled newsprint capacity. The machine had been idled since February 2005.

“This was our highest cost machine and permanent closure was the right and necessary step for us to take at this time,” said president and CEO Russell J. Horner. “We worked hard to improve performance in a very competitive business. Port Alberni employees did their part by moving to a shorter work week, but with no sign of improvements in its operating climate, this machine simply did not have a viable future.”

Cost and currency pressures have led to several mill closures in North America, pushing up operating rates and supporting higher newsprint prices. A price increase announced in February began to take effect in March.

Markets for the company’s specialty paper products were mixed in the first quarter, with coated paper prices weakening and uncoated mechanical paper markets remaining strong. Directory paper markets remained tight, with benchmark prices rising to reflect higher annual contract prices. Pulp markets strengthened during the first quarter, reflecting cost-related closures and strong Asian demand which prompted a US$30 per tonne price increase in the quarter and an announced increase for April. Demand for kraft paper remained brisk with a US$40 per ton price increase taking effect during the quarter, and a US$30 per ton increase announced for April.

“While a net loss is always disappointing, we saw several positive signs in the first quarter,” said Horner. “Our paper business performed well and the pulp and kraft paper markets were stronger than expected. Demand for our specialty products is steady and the US economy remains stable. The dollar remains the major obstacle as it continues to erase the benefit of price gains we have been able to secure.”

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a conference call with financial analysts and institutional investors on Friday, April 28, 2006 at 11 a.m. EDT, 8 a.m. PDT to present the company’s first-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

This release contains certain forward-looking statements which are subject to a number of risks and uncertainties. These forward-looking statements reflect management's current views and are based on certain assumptions. A number of factors or assumptions could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including the general economic conditions in the US, Canada and internationally, market conditions, product pricing, demand for the company's products and the company's ability to successfully obtain performance improvements. The forward-looking statements are not guarantees of future performance and there is no assurance that any of the events anticipated by the forward-looking statements will occur, or if they do occur what benefits, if any, the company will obtain.

For more information:

Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212